Glenbrook Life and Annuity Company
                          Law and Regulation Department
                          3100 Sanders Road, Suite J5B
                           Northbrook, Illinois 60062

                         Direct Dial Number 847.402.6461
                             Facsimile 847.402.3781
                          E-Mail bteichne@allstate.com



BRUCE A. TEICHNER
ASSOCIATE COUNSEL




June 13, 2000


By EDGAR
Ann Vlcek, Esq.
Office of Insurance Products
Room 5130, Mail Stop 5-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Glenbrook Life Discover Variable Account A ("Registrant") Initial Registration Statement on Form N-4
         File Nos. 333-89091 and 811-09629
         CIK No. 0001096765

Dear Ms. Vlcek:

On behalf of Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, I hereby request withdrawal of Registrant's Initial Registration Statement on Form N-4 as filed with the Securities and Exchange Commission ("Commission") on October 15, 1999. We are requesting withdrawal because Registrant's depositor, Glenbrook Life and Annuity Company, has decided that it will not offer the contract described in the Initial Registration Statement.

For ease of reference, additional information regarding Registrant's October 15, 1999 Form N-4 filing is set forth below:

Filing date:               15 October 1999
Received date:             15 October 1999
Accepted date:             15 October 1999
Test Filing:               No
Confirming Copy:           No
Accession Number:          0000945094-99-000292

For the foregoing reasons, I submit that withdrawal of Registrant's October 15, 1999 Form N-4 Initial Registration Statement would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission's Staff is greatly appreciated in this matter.

Please direct any question or comment to me at 847-402-6461.

Sincerely,


/s/ BRUCE A. TEICHNER
---------------------
Bruce A. Teichner